EXHIBIT 12

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	YEARS ENDED DECEMBER 31,
	2000	2001	2002	2003	2004
Computation of Earnings:
Income (loss) from continuing operations before income taxes, minority interests and cumulative effect of change in accounting principle	$(239,041)	$(374,250)	$(336,895)	$(466,340)	$(312,468)
Add:
Fixed charges (as computed below)	237,189	300,772	314,475	300,634	250,037

	$(1,852)	$(73,478)	$(22,420)	$(165,706)	$(62,431)

Computation of Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividends:
Interest expense	$129,723	$180,990	$180,484	$186,675	$197,258
Amortization of deferred financing costs, discounts on long-term debt and dividends on preferred stock	79,608	89,776	93,411	72,159	9,512
Interest component of operating lease expense	27,858	30,006	40,580	41,800	43,267

Fixed charges	237,189	300,772	314,475	300,634	250,037
Preferred stock dividends	59,469	79,028	(16,023)	55,897	38,618

Combined fixed charges and preferred stock dividends	$296,658	$379,800	$298,452	$356,531	$288,655

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency of Earnings to Cover Fixed Charges	$239,041	$374,250	$336,895	$466,340	$312,468

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—	—	—	—

Deficiency of Earnings to Cover Combined Fixed Charges and Preferred Stock Dividends	$298,510	$453,278	$320,872	$522,237	$351,086